Exhibit 3

To OMX Nordic Exchange Copenhagen A/S
Company Announcement No. 8/2008
Copenhagen, Denmark
March 12, 2008
Olicom A/S Releases Prospectus
On March 13, 2008, Olicom A/S releases the prospectus for subscription of those shares, which the Company’s extraordinary general meeting on December 20, 2007, decided to be issued by way of a contribution in kind, conversion of debt and a cash rights issue. Subsequently application will be made for the shares to be traded and officially quoted on OMX Nordic Exchange Copenhagen A/S (“OMX”).
The proceeds from the cash rights issue are expected to be between DKK 40 million and DKK 86.8 million and will be used to strengthen the Company’s balance sheet and to repay debts and shall together with the contribution in kind make the Company’s future strategy as a real-estate company possible.
As previously announced the Company has decided on a new strategy and based on this the Company’s general meeting has decided to make the following share issue:
1. Contribution in kind and conversion of debt
At the Company’s extraordinary general meeting on December 20, 2007, the following capital increases in Olicom A/S was approved:
•	Contribution in kind of the companies Castor Holding A/S and Nygade 29-39, Ikast ApS at nominal value DKK 100,000,000 corresponding to 400,000,000 New Shares of nominal value DKK 0.25 each in Olicom A/S. The contribution in kind is subscribed exclusively by ADR Nr. 1904 ApS (“ADR”). ADR is wholly owned by Mr. Jesper Henrik Jørgensen, Bregnegårdsvej 15, DK-2920 Charlottenlund.

•	Conversion of debt to share capital of nominal value DKK 28,326,316 corresponding to 113,305,264 New Shares concerning ADR.

•	Conversion of debt concerning the company AXI Alpha X Investor Limited of nominal value DKK 3,962,266 corresponding to 15,849,064 shares of nominal value DKK 0.25 each in Olicom A/S.
The capital increase concerning contribution in kind and conversion of debt thus comprises a minimum of nominal value DKK 128,326,316 corresponding to 513,305,264 New Shares of nominal value DKK 0.25 each in Olicom A/S and a maximum of nominal value DKK 132,288,582 corresponding to 529,154,328 New Shares of nominal value DKK 0.25 each in Olicom A/S.
The subscription price for both the contribution in kind and the conversion of debt was fixed at DKK 0.25 per share of nominal value DKK 0.25 each in Olicom A/S.
Olicom A/S, Rahbeks Allé 21, DK-1801 Frederiksberg C.
Tel. +45 4527 0000
info@olicom.com — www.olicom.com
CVR nr. 76 80 00 14

2. Cash Share Issue
The Company’s extraordinary general meeting on December 20,2007, also authorized by way of article 7.3 in the Company’s articles of association the Board of Directors to undertake a cash share issue with pre-emptive rights for the Company’s existing shareholders up to an amount of nominal value DKK 86,832,080 corresponding to 347,328,320 New Shares of nominal value DKK 0.25 each in Olicom A/S.
The Board of Directors has decided to exercise the authorization in article 7.3 in the Company’s articles of association to undertake a cash rights issue, which has been set at a minimum of nominal value DKK 40 million corresponding to 160,000,000 New Shares and a maximum of nominal value DKK 88,832,080 corresponding to 347,328,320 New Shares.
The cash share issue is offered with pre-emptive rights for the Company’s existing shareholders in a ratio of 1:20 so that one (1) existing share gives the right to subscribe twenty (20) New Shares ( such rights to subscribe are known as “Subscription Rights”).
Application for the New Shares to be officially quoted on OMX will be made and the first day of trading is expected to be April 15, 2008.
In relation to the cash share issue with pre-emptive rights for existing shareholders the Company has on March 11, 2008, entered an agreement concerning underwriting of subscription of shares in an amount of DKK 40,000,000 with Capinordic Bank A/S (CVR nr. 10 90 43 90) which is the issue house, so that subscription of the minimum issue is underwritten.
The subscription price for the New Shares in the rights issue was fixed by the extraordinary general meeting at DKK 0.25 per share of nominal value DKK 0.25 in Olicom A/S.
New Shares will carry the same rights as the Company’s existing shares.
The schedule for the rights issue is as follows:

Wednesday	March 19, 2008	Last day for trading existing shares including subscription rights

Tuesday	March 25, 2008	First day for trading existing shares excluding subscription rights

Trading of subscription rights on OMX starts

Thursday	March 27, 2008	Allocation of subscription rights by the Danish Securities Centre at 12.30 am

Friday	March 28, 2008	Subscription period starts

Tuesday	April 7, 2008	Trading of subscription rights ends

Thursday	April 10, 2008	Subscription period ends

Friday	April 11, 2008	The result of the share issue is announced

Tuesday	April 15, 2008	First day of trading of New Shares on OMX
The prospectus can be obtained by contacting the Company and can be downloaded from the Company’s web-site www.olicom.com from March 13, 2008.
For further information on Olicom please visit www.olicom.com or contact CEO Per Brøndum Andersen phone +45 4527 0000 or e-mail pba@olicom.com.
Olicom A/S, Rahbeks Allé 21, DK-1801 Frederiksberg C.
Tel. +45 4527 0000
info@olicom.com — www.olicom.com
CVR nr. 76 80 00 14